    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 18, 2000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                                INNERDYNE, INC.
                       (Name of Subject Company (Issuer))
                            ------------------------

                            TYCO INTERNATIONAL LTD.
                                      AND
                            TYCO ACQUISITION CORP. X

                                   (Offerors)

                (Names of Filing Persons (identifying status as
                       offeror, issuer or other person))

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE

         (INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE PREFERRED STOCK)

                         (Title of Class of Securities)

                                   45764D102

                     (CUSIP Number of Class of Securities)

                                 MARK H. SWARTZ
                        C/O TYCO INTERNATIONAL (US) INC.
                                 ONE TYCO PARK
                          EXETER, NEW HAMPSHIRE 03833
                                 (603) 778-9700

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                and Communications on Behalf of filing persons)
                            ------------------------

                                   Copies to:

              ABBE L. DIENSTAG, ESQ.                                FATI SADEGHI, ESQ.
       KRAMER LEVIN NAFTALIS & FRANKEL LLP                       SENIOR CORPORATE COUNSEL
                 919 THIRD AVENUE                              TYCO INTERNATIONAL (US) INC.
             NEW YORK, NEW YORK 10022                                 ONE TYCO PARK
                  (212) 715-9100                               EXETER, NEW HAMPSHIRE 03833
                                                                      (603) 778-9700

                            ------------------------

                           CALCULATION OF FILING FEE

                 TRANSACTION VALUATION (*)                                     AMOUNT OF FILING FEE(**)
                        $185,185,604                                                    $37,037

* Estimated solely for the purpose of calculating the registration fee pursuant to Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934, based on the product of (i) $6.96875, the average of the high and low sales prices of InnerDyne common stock on the Nasdaq National Market on October 16, 2000 and (ii) 26,573,719, the expected maximum number of shares of InnerDyne common stock to be acquired in the offer and the merger.
**  Calculated as 1/50 of 1% of the transaction value.

/ /X   Check the box if any part of the fee is offset as provided by
    Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid: $48,889      Filing Party: Tyco International Ltd.
    Form or Registration No.: Form S-4         Date Filed: October 18, 2000
/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/   third-party tender offer subject to Rule 14d-1.                  603) 778-9700
/ /   issuer tender offer subject to Rule 13e-4.
/ /   going-private transaction subject to Rule 13e-3.
/ /   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                            ------------------------

    This Tender Offer Statement on Schedule TO (this "Schedule TO"), is filed by Tyco International Ltd. ("Tyco"), a Bermuda company, and Tyco Acquisition Corp. X ("Tyco Acquisition"), a Delaware corporation and a wholly-owned subsidiary of Tyco. This Schedule TO relates to the offer by Tyco Acquisition to exchange a fraction of a common share of Tyco, par value $0.20 per share (the "Tyco Common Shares"), for each outstanding share of common stock, par value $0.01 per share, of InnerDyne, Inc. ("InnerDyne"), a Delaware corporation, including the associated rights to purchase preferred stock (the "Shares"), based on an exchange ratio of $7.50 divided by the Average Tyco Share Price (as defined below), upon the terms and subject to the conditions set forth in the Prospectus dated October 18, 2000 (the "Prospectus") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The "Average Tyco Share Price" shall mean the average of the daily volume-weighted selling prices per Tyco Common Share on the New York Stock Exchange (as reported by Bloomberg Financial Markets) for each of the five consecutive trading days ending on the second trading day before the expiration date preceding the first acceptance of Shares for exchange in the Offer.

ITEMS 1 TO 11.

    The information set forth in the Prospectus and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 to 11 of this Schedule TO.

ITEM 12.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1) Prospectus dated October 18, 2000 (incorporated by reference from Tyco's Registration Statement on Form S-4 filed on
        October 18, 2000 (the "Form S-4")).

(a)(2) Form of Letter of Transmittal (incorporated by reference to exhibit 99.1 to the Form S-4).

(a)(3) Form of Notice of Guaranteed Delivery (incorporated by reference to exhibit 99.2 to the Form S-4).

(a)(4)  Form of Letter from Tyco Acquisition to Brokers, Dealers,
        Commercial Banks, Trust Companies and Other Nominees
        (incorporated by reference to exhibit 99.3 to the Form S-4).

(a)(5)  Form of Letter from Brokers, Dealers, Commercial Banks,
        Trust Companies and Nominees to Clients (incorporated by reference to exhibit 99.4 to the Form S-4).

(a)(6)  Form of Guidelines for Certification of Taxpayer
        Identification Number on Substitute Form W-9 (incorporated by reference to exhibit 99.5 to the Form S-4).

(a)(7)  Summary Advertisement as published in THE WALL STREET
        JOURNAL on October 18, 2000 (incorporated by reference to exhibit 99.6 to the Form S-4).

(a)(8)  Press Release issued by Tyco on October 4, 2000
        (incorporated by reference to the filing by Tyco on Form 425 on October 4, 2000).

(b)     None.

(d)(1) Agreement and Plan of Merger, dated as of October 3, 2000, among Tyco Acquisition, VLMS, Inc., a Delaware Corporation and wholly-owned subsidiary of Tyco Acquisition, and InnerDyne, and guaranteed by Tyco (incorporated by reference to Annex A to the Prospectus).

(d)(2) Standstill Letter, dated October 4, 1999 between a subsidiary of Tyco and InnerDyne.

(d)(3)  Dual Party Confidential Disclosure Agreement, dated
        October 4, 1999 between a subsidiary of Tyco and InnerDyne.

(g)     None.

(h)(1) Tax opinion of PricewaterhouseCoopers LLP (incorporated by reference to exhibit 8.1 to the Form S-4).

(h)(2) Tax opinion of Appleby Spurling & Kempe (incorporated by reference to exhibit 8.3 to the Form S-4).

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

    Not applicable.

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2000

                                                       TYCO INTERNATIONAL LTD.

                                                       By:  /s/ MARK H. SWARTZ
                                                            -----------------------------------------
                                                            Name: Mark H. Swartz
                                                            Title: Executive Vice President and
                                                                 Chief Financial Officer

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2000

                                                       TYCO ACQUISITION CORP. X

                                                       By:  /s/ MARK H. SWARTZ
                                                            -----------------------------------------
                                                            Name: Mark H. Swartz
                                                            Title: Vice President

                                 EXHIBIT INDEX

    EXHIBIT NUMBER

(a)(1) Prospectus dated October 18, 2000 (incorporated by reference from Tyco's Registration Statement on Form S-4 filed on
        October 18, 2000 (the "Form S-4")).

(a)(2) Form of Letter of Transmittal (incorporated by reference to exhibit 99.1 to the Form S-4).

(a)(3) Form of Notice of Guaranteed Delivery (incorporated by reference to exhibit 99.2 to the Form S-4).

(a)(4)  Form of Letter from Tyco Acquisition to Brokers, Dealers,
        Commercial Banks, Trust Companies and Other Nominees
        (incorporated by reference to exhibit 99.3 to the Form S-4).

(a)(5)  Form of Letter from Brokers, Dealers, Commercial Banks,
        Trust Companies and Nominees to Clients (incorporated by reference to exhibit 99.4 to the Form S-4).

(a)(6)  Form of Guidelines for Certification of Taxpayer
        Identification Number on Substitute Form W-9 (incorporated by reference to exhibit 99.5 to the Form S-4).

(a)(7)  Summary Advertisement as published in THE WALL STREET
        JOURNAL on October 18, 2000 (incorporated by reference to exhibit 99.6 to the Form S-4).

(a)(8)  Press Release issued by Tyco on October 4, 2000
        (incorporated by reference to the filing by Tyco on Form 425 on October 4, 2000).

(b)     None.

(d)(1) Agreement and Plan of Merger, dated as of October 3, 2000, among Tyco Acquisition, VLMS, Inc., a Delaware Corporation and wholly-owned subsidiary of Tyco Acquisition, and InnerDyne, and guaranteed by Tyco (incorporated by reference to Annex A to the Prospectus).

(d)(2) Standstill Letter, dated October 4, 1999 between a subsidiary of Tyco and InnerDyne.

(d)(3)  Dual Party Confidential Disclosure Agreement, dated
        October 4, 1999 between a subsidiary of Tyco and InnerDyne.

(g)     None.

(h)(1) Tax opinion of PricewaterhouseCoopers LLP (incorporated by reference to exhibit 8.1 to the Form S-4).

(h)(2) Tax opinion of Appleby Spurling & Kempe (incorporated by reference to exhibit 8.3 to the Form S-4).